SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bonds.com Group, Inc.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

098003106

(CUSIP Number)

Scott Pintoff, Esq.

General Counsel

GFI Group Inc.

55 Water Street

New York, New York 10041

(212) 968-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey R. Poss, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

(212) 728-8000

July 1, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	Name of Reporting Persons GFINet Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 72,611,111*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 72,611,111*

11	Aggregate Amount Beneficially Owned by Each Person 72,611,111*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.0**

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series D Preferred Stock, giving effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011, and exercise of all common stock warrants held as of July 1, 2011.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of May 20, 2011, as disclosed by the Issuer in its most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011.

SCHEDULE 13D

1	Name of Reporting Persons GFI Group Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 72,611,111*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 72,611,111*

11	Aggregate Amount Beneficially Owned by Each Person 72,611,111*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 41.0

14	Type of Reporting Person* CO

* Represents the number of shares of common stock that would be beneficially owned upon full conversion of the shares of Series D Preferred Stock, giving effect to Accrued Dividends (as defined herein) from February 2, 2011 through July 1, 2011, and exercise of all common stock warrants held as of July 1, 2011.  See Item 5.

** Calculated based on 104,354,190 shares of common stock outstanding as of May 20, 2011, as disclosed by the Issuer in its most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Bonds.com Group, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Company’s principal executive offices is 529 Fifth Avenue, 8th Floor, New York, New York 10017.

Item 2. Identity and Background

(a) This Schedule 13D is filed on behalf of GFI Group Inc. (“GFI Group”), a Delaware corporation, and GFINet Inc. (“GFINet”), a Delaware corporation and a wholly-owned subsidiary of GFI Group (each, a “Reporting Person,” and collectively, the “Reporting Persons”).  Schedule I hereto, with respect to GFI Group, and Schedule II hereto, with respect to GFINet, set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning Series D Preferred Stock and that are parties to the Stockholders Agreement (the “Series D Stockholders”).  If the Reporting Persons were deemed to constitute a “group” with the other Series D Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Series D Stockholders, based on available information, is approximately 341,356,824 which represents approximately 76.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 20, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011, plus shares of Common Stock issuable upon conversion of Series D Preferred Stock, conversion of Series D-1 Preferred Stock and exercise of warrants, in each case, owned by the Series D Stockholders (including the Reporting Persons), all based on available information.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Series D Stockholders (other than the Reporting Persons).  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

(b) The address of the principal business and principal office of each of the Reporting Persons and each Scheduled Person is c/o GFI Group Inc., 55 Water Street, New York, New York 10041.

(c) The principal business of each of the Reporting Persons is to provide wholesale brokerage, clearing services, electronic execution and trading support products, providing services to institutional clients for a range of fixed income, equity, commodity and financial products.  The principal occupation or employment of each Scheduled Person is to act as directors and/or officers of one or both of the Reporting Persons.

(d) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Scheduled Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Scheduled Persons, has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized under the laws of Delaware.  Schedule I and Schedule II set forth the citizenship of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration

The total amount of funds used by GFINet to purchase the securities of the Company as described herein was furnished from the working capital of GFINet. The total amount of funds paid by GFINet to purchase the securities of the Company purchased by GFINet on February 2, 2011, as described herein, was $2,500,000.  No part of the purchase price was borrowed for the purpose of acquiring the aforementioned securities.

On February 2, 2011, GFINet entered into a Unit Purchase Agreement (the “Purchase Agreement”) with the Company and Oak Investment Partners XII (“Oak”), a copy of which is attached hereto as Exhibit 2. Pursuant to the terms of the Purchase Agreement, at the closing of the transaction, which occurred on February 2, 2011, GFINet purchased 25 units (each, a “Unit”), with each Unit comprised of (a) warrants to purchase 1,428,571.429 shares of Common Stock, with an initial exercise price of $0.07 per share (the “Common Stock Warrants”) and (b) 100 shares of the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”).  As a result, GFINet acquired (i) an aggregate of 2,500 shares of Series D Preferred Stock, which, but for the Conversion Restriction (as defined below), would have been initially convertible into approximately 35,714,286 shares of Common Stock and (ii) Common Stock Warrants to purchase approximately 35,714,286 shares of Common Stock, subject to the Exercise Restriction (as defined below).

The Series D Preferred Stock included in the Units were subject to a restriction (the “Conversion Restriction”) that they could not be converted into shares of Common Stock until the Company increased the number of authorized shares of Common Stock from 300,000,000 to at least 1,000,000,000 (the “Authorized Share Increase”).  The Common Stock Warrants included in the Units were subject to a restriction (the “Exercise Restriction”) that they could not be exercised for shares of Common Stock until the Authorized Share Increase occurred.  On July 1, 2011, an amendment to the Company’s Certificate of Incorporation to increase its authorized shares of Common Stock from 300,000,000 to 1,500,000,000 was approved at the Company’s annual meeting of stockholders and filed with the Delaware Secretary of State.  Accordingly, the Authorized Share Increase occurred on July 1, 2011.

Item 4. Purpose of the Transaction

The Units were acquired by GFINet for investment purposes.  The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company, the Company’s management, the Company’s board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series D Preferred Stock or Common Stock (or other securities of the Company) or engaging in discussions with the Company concerning future transactions with the Company, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Purchase Agreement and the Stockholders Agreement.

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Series D Preferred Stock, Common Stock or other securities of the Company, the Reporting Persons may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the Company’s board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Series D Preferred

Stock, Common Stock and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Series D Certificate of Designation

The terms of the Series D Preferred Stock are set forth in the Certificate of Designation of the Series D Convertible Preferred Stock and Series D-1 Convertible Preferred Stock, which was filed with the Secretary of State of the State of Delaware on February 2, 2011 (as amended by the Certificate of Correction filed with the Secretary of State of the State of Delaware on June 20, 2011, the “Series D Certificate”).  A copy of the Series D Certificate is attached hereto as Exhibit 3.

Pursuant to the Series D Certificate, each share of Series D Preferred Stock, and all Accruing Dividends (as defined below) thereon that remain unpaid at the time of conversion, shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing (i) the sum of (x) the Stated Value ($1,000 subject to appropriate adjustments) applicable to such shares of Series D Preferred Stock and (y) all Accruing Dividends thereon that remain unpaid as of such date by (ii) the Optional Conversion Price in effect at the time of conversion (such quotient is referred to as a “Conversion Rate”).  The “Optional Conversion Price” shall initially be $0.07.  If the Company issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a per share price less than the conversion price then in effect for the Series D Preferred Stock prior to August 2, 2012, the conversion price of the Series D Preferred Stock will be reduced by a customary “weighted average” anti-dilution formula (subject to certain exceptions).  The Series D Preferred Stock is mandatorily convertible into shares of Common Stock if and when (a) shares of the Company are listed on a national securities exchange and trade with a closing price of at least 200% of the optional conversion price then in effect for a period of 180 consecutive trading days on average trading volume of not less than 250,000 shares per day over the subject 180-day trading period and (b) Common Stock of the Company has an aggregate market value of at least $40,000,000 as of the last day of such 180-trading day period.

The holders of shares of Series D Preferred Stock are entitled to receive dividends at the rate per annum of 8%, compounded annually, on each share of Series D Preferred Stock (subject to adjustment for any stock splits, stock dividends, recapitalizations or the like) (“Accruing Dividends” or “Accrued Dividends”).  The dividends shall accrue from day to day, whether or not earned or declared, and shall be cumulative.  Dividends shall be payable only when, as, and if declared by the board of directors of the Company. No dividend or other distribution shall be paid, declared or set aside for payment on any share of Common Stock or any series of preferred stock expressly made junior to the Series D Preferred Stock unless all dividends with respect to each outstanding share of the Series D Preferred Stock have been or are simultaneously declared and paid in cash.

Pursuant to the Series D Certificate, in the event of the Company’s liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person, the holders of the Series D Preferred Stock will be entitled to a liquidation preference before any amounts are paid to the holders of Common Stock.  The liquidation preference is equal to an amount per share equal to the greater of (i) 120% of the sum of (x) the Stated Value of such share plus (y) the Accruing Dividends relating thereto, and (ii) the amount which such holder would otherwise have received in respect of such share had all holders of Series D Preferred Stock and Series D-1 Preferred Stock converted their shares of Series D Preferred Stock and Series D-1 Preferred Stock into shares of Common Stock.

Each holder of outstanding shares of Series D Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series D Preferred Stock are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Series D Preferred Stock shall vote together with the holders of Common Stock, and with holders of any other series of Preferred Stock the terms of which so provide, as a single class.  The holders of Series D Preferred Stock and Series D-1 Preferred Stock have the right to approve (by a vote of at least 93% of the Series D Preferred Stock and Series D-1 Preferred Stock voting together as a single class) certain actions, including the creation or issuance of any class of preferred stock on par or senior to the Series D Preferred Stock or Series D-1 Preferred Stock.  In addition, the holders of Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock have the right to approve (by a majority of the shares of Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred

Stock voting together as a single class) certain corporate actions, including certain changes of control and the incurrence of indebtedness for borrowed money unless the Issuer would have, after giving effect to such incurrence, an EBITDA-to-interest ratio of at least 2:1.

Common Stock Warrants

The Common Stock Warrants have an initial exercise price of $0.07 per share and include provisions (a) permitting the holder to exercise such Common Stock Warrant through cashless “net exercise election” and (b) providing that, for a period of 18 months following the date of the Purchase Agreement, if the Company issues shares of Common Stock (or is deemed to issue shares of Common Stock) for a price per share less than $0.07, then the exercise price of the Common Stock Warrants will be reduced by a customary “weighted-average” anti-dilution formula (subject to certain exempted issuances).  The Common Stock Warrants are exercisable for a period of five years from the date of the Authorized Share Increase.  The terms of the Common Stock Warrant are set forth in the Common Stock Warrant attached hereto at Exhibit 4.

Stockholders Agreement

On February 2, 2011, in connection with the consummation of the transactions contemplated under the Purchase Agreement, GFINet, Oak, UBS Americas, Inc. (“UBS”), Bonds MX, LLC (“Bonds MX”) and Robert Jones (“Jones”) entered into a Series D Stockholders’ Agreement (the “Initial Stockholders Agreement”) with the Company, a copy of which is attached hereto as Exhibit 5.  On March 7, 2011, two additional purchasers of Series D Preferred Stock became parties to the Initial Stockholders Agreement. On June 23, 2011, the Company, GFINet, Oak, UBS, Bonds MX and Jefferies & Company, Inc. (“Jefferies”) entered into Amendment No. 1 to Series D Stockholders Agreement, a copy of which is attached hereto as Exhibit 6 (Amendment No. 1 and together with the Initial Stockholders Agreement, the “Stockholders Agreement”).

Pursuant to the Stockholders Agreement, in the event that any of Oak, GFI, UBS, Bonds MX, Jones, Jefferies or the additional purchasers of Series D Preferred Stock (collectively, the “Series D Stockholders”) seeks to sell its shares of Series D Preferred Stock or Series D-1 Preferred Stock or warrants to purchase shares of Series D Preferred Stock or Series D-1 Preferred Stock, each other Series D Stockholder shall have the right to sell a pro rata portion of its similar securities along with the selling Series D Stockholder.  Alternatively, the Company, at its option, may redeem the applicable securities from the other Series D Stockholders and the selling Series D Stockholder would be permitted to sell his, her or its shares free of such obligation.  The foregoing obligations do not apply to transfers pursuant to Rule 144, transfers to certain permitted transferees, bona fide pledges and pledges outstanding as of the date of the Stockholders Agreement.  Such obligations also do not apply to sales of less than 10% of the securities held by the selling Series D Stockholder.

The Stockholders Agreement requires the Company to offer the Series D Stockholders the right to participate on a pro rata basis (based on its fully diluted shares of preferred stock relative to the total number of fully diluted shares of the Company) in future issuances of equity securities by the Company.  The foregoing right does not apply to issuance of equity securities (a) in connection with any acquisition of assets of another person, whether by purchase of stock, merger, consolidation, purchase of all or substantially all of the assets of such person or otherwise approved by the Company’s Board of Directors and the requisite holders of the Series D Preferred Stock to the extent required under the Series D Certificate, (b) Exempted Securities (as such term is defined in the Series D Certificate, (c) in an underwritten public offering with gross proceeds of at least $50,000,000 and a market capitalization of at least $175,000,000, and (d) approved by holders of a majority of the shares of Series D Preferred Stock.  The Company may elect to consummate the issuance of equity securities and subsequently provide the Series D Stockholders their right to participate.  The foregoing right to participate under the Stockholders Agreement shall terminate on such date as of which less than 25% of the shares of Series D Preferred Stock remain outstanding.

Pursuant to the Stockholders Agreement, for so long as the Series D Stockholders collectively own at least 25% of the shares of Series D Preferred Stock issued pursuant to the Purchase Agreement or the Exchange Agreement, or 25% of the shares of Common Stock issued upon the conversion thereof, (a) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Company’s Board of Directors and (b) each Series D Stockholder is required to vote all shares of voting capital stock of the Company owned by it, so as to elect, and not to vote to remove, one person designated in writing collectively by the Series D Stockholders (the “Series D Designee”).  Subject to the following sentence, the consent of each of the Series D Stockholders holding at least 8% of the outstanding shares of Series D Preferred as of the date of the Stockholders Agreement shall be required in respect of the designation of the Series D Designee.  Notwithstanding the foregoing, for so long as Oak continues to own at least 25% of the shares of Series D Preferred acquired by it pursuant to the Unit Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, the Series D Designee shall be designated by Oak in its sole discretion.  Subject to applicable law and the rules and regulations of the Securities and Exchange Commission and any securities exchange or quotation system on which the Company’s securities are listed or quoted, the Series D Designee shall have a right to be a member of each principal committee of the Company’s Board of Directors.

Pursuant to the Stockholders Agreement, for so long as Oak continues to own at least 25% of the shares of Series D Preferred Stock acquired by it pursuant to the Purchase Agreement or 25% of the Common Stock issued upon the conversion thereof, (a) the Company is required to nominate and use its reasonable best efforts to cause to be elected and cause to remain a director on the Company’s Board of Directors and (b) each Series D Stockholder is required to vote all shares of voting capital stock of the Company owned by it, in each case so as to elect, and not to vote to remove, one person designated by Oak (the “Oak Designee”), which Oak Designee shall, for the avoidance of doubt, be in addition to Oak’s rights in respect of the Series D Designee.

So long as any Series D Stockholder holding at least 8% of the outstanding shares of Series D Preferred or Series D-1 Preferred as of the date of the Stockholders Agreement owns at least 25% of the shares of Series D Preferred Stock or Series D-1 Preferred Stock, respectively, acquired by it pursuant to the Purchase Agreement or Exchange Agreement, such Series D Stockholder shall have the right to appoint one non-voting representative to attend each meeting of the Board of Directors and each committee thereof (an “Investor Observer”).  Each Investor Observer will be entitled to receive copies of all notices, minutes, consents and other materials and information that the Company provides to the Board; provided that (x) the Investor Observer shall execute a confidentiality agreement in a form reasonably acceptable to the Company and the investor designating such Investor Observer, and (y) the Company may require such Investor Observer to be recused from any meeting and may redact such materials on advice of counsel in connection with matters involving the attorney-client privilege or conflicts of interest.

Additionally, if, after the date of the Stockholders Agreement, any person acquires shares of Series A Preferred, Series D Preferred or Series D-1 Preferred, the Company shall use its reasonable best efforts to have such stockholder become a party to the Stockholders Agreement.  Additionally, the Company is prohibited from issuing any shares of Series D Preferred or Series D-1 Preferred without the prior consent of the Series D Stockholders (other than as permitted by the Purchase Agreement) and unless such purchaser becomes a party to the Stockholders Agreement.

Registration Rights Agreement

On February 2, 2011, in connection with the consummation of the transactions contemplated under the Purchase Agreement, GFINet, Oak, UBS, Bonds MX and Jones entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”) with the Company, a copy of which is attached hereto at Exhibit 7.  On March 7, 2011, two additional purchasers of Series D Preferred Stock executed Joinders to the Amended and Restated Registration Rights Agreement.  On June 23, 2011, Jefferies executed a Joinder to the Amended and Restated Registration Rights Agreement. The Amended and Restated Registration Rights Agreement requires the Company to file a registration statement with Securities and Exchange Commission covering the resale of all of the shares of Common Stock issuable upon conversion of the shares of Series D Preferred and Series D-1 Preferred and the exercise of the Common Stock Warrants sold to Oak, GFI, UBS (with respect to Common Stock issuable upon conversion of shares of Series D-1 Preferred only), Bonds MX, Jones and Jefferies.  The Company is required to file such registration statement not later than August 7, 2011.

The Amended and Restated Registration Rights Agreement also provides Oak, GFI, UBS, Bonds MX, Jones, Jefferies and the additional purchasers “piggy back” registration rights with respect to certain registration statements filed by the Company for its own sale of shares of Common Stock or resales of shares of Common Stock by other stockholders, and also contains other customary undertakings and restrictions with respect to the Company.

Voting Agreements

On February 2, 2011, Oak, GFI and Beacon Capital Strategies, Inc. (“Beacon”) entered into a voting agreement (the “First Voting Agreement”) with certain other stockholders of the Company whereby such other stockholders agreed to vote their shares in favor of the Authorized Share Increase.  In addition, on June 2, 2011, Oak, GFI and Beacon entered into another voting agreement (the “Second Voting Agreement” and collectively with the First Voting Agreement (the “Voting Agreements”)) with certain other stockholders of the Company whereby such other stockholders agreed to vote their shares in favor of the Authorized Share Increase.  The Voting Agreements are listed as Exhibits 99.8 and 99.9, respectively.

Additional Disclosure

Except as set forth above in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Scheduled Persons, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The summary contained herein of the Purchase Agreement, Series D Certificate, Common Stock Warrant, Registration Rights Agreement and Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2-7 hereto, respectively, and which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

All of the computations and share amounts used herein reflect the effectiveness of the Authorized Share Increase.  The percentages used herein are calculated based on information provided by the Company that there were 104,354,190 shares of Common Stock outstanding as disclosed by the Company in its Quarterly Report on Form 10-Q filed by the Company on May 20, 2011 (SEC File No. 000-51076). The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock owned by the Reporting Persons on July 1, 2011.

(a) As of the close of business on July 1, 2011, the Reporting Persons directly held or beneficially owned 2,500 shares of Series D Preferred and a Warrant for 35,714,286 shares of Common Stock. As of July 1, 2011, such shares of Series D Preferred are convertible into 36,896,825 shares of Common Stock.  As a result of certain of the matters described in Item 4, it is possible that the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d)(3) of the Exchange Act and the rules and regulations promulgated thereunder by the Securities and Exchange Commission, with other stockholders of the Issuer owning Series D Preferred Stock and that are parties to the Stockholders Agreement (the “Series D Stockholders”).  If the Reporting Persons were deemed to constitute a “group” with the other Series D Stockholders, the aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the Series D Stockholders, based on available information, is approximately 341,356,824 which represents approximately 76.6% of the shares of Common Stock outstanding.  The shares of Common Stock outstanding is based upon 104,354,190 shares of Common Stock outstanding as of May 20, 2011, as disclosed by the Issuer in the Issuer’s most recent quarterly report for the period ended March 31, 2011 filed on May 20, 2011, plus shares of Common Stock issuable upon conversion of Series D Preferred Stock, conversion of Series D-1 Preferred Stock and exercise of warrants, in each case, owned by the Series D Stockholders (including the Reporting Persons), all based on available information.  The ownership of Common Stock reported by the Reporting Persons in this Schedule 13D does not include any shares of Common Stock owned by the Series D Stockholders (other than the Reporting Persons).  Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock or securities convertible or exercisable into Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

(b) Each Reporting Person may be deemed to share the power to (a) dispose or to direct the disposition of the 72,611,111 shares of Common Stock the Reporting Persons may be deemed to beneficially own (and convert into) as of July 1, 2011 and (b) vote or direct the vote of the 72,611,111 shares of Common Stock the Reporting Persons may be deemed to beneficially own for voting purposes as of July 1, 2011.

(c) Other than the purchase of Units described in Items 3 and 4, none of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on July 1, 2011, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 99.1.

GFI and certain stockholders of the Issuer are parties to that certain Voting Agreement, dated February 2, 2011 (the “First Voting Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the First Voting Agreement is incorporated herein by reference.  The First Voting Agreement is attached hereto as Exhibit 99.8 and incorporated herein by reference.

GFI and certain stockholders of the Issuer are parties to that certain Voting Agreement, dated June 2, 2011 (the “Second Voting Agreement”).  The information contained in Items 3 and 4 of this Statement relating to the Second Voting Agreement is incorporated herein by reference.  The Second Voting Agreement is attached hereto as Exhibit 99.9 and incorporated herein by reference.

The responses set forth in Items 3 and 4 hereof are incorporated by reference in their entirety.

Except as referenced above or as described in Items 3 and 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material To Be Filed as Exhibits

The following is a list of exhibits filed by the Reporting Persons as part of this Schedule 13D.  For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference.  The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein.  Documents which are incorporated by reference to filings by parties other than GFI are identified in the footnotes to this table.

Exhibit 99.1	Joint Filing Agreement, dated as of July 1, 2011, by and among GFI Group Inc. and GFINet Inc.

Exhibit 99.2	Unit Purchase Agreement, dated as of February 2, 2011, by and among Bonds.com Group, Inc., GFINet Inc. and Oak Investment Partners XII, Limited Partnership (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.3

Series D Certificate of Designations of Bonds.com Group, Inc., dated February 2, 2011 (incorporated herein by reference to Exhibit 3.2 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.4

Common Stock Warrant, dated February 2, 2011(incorporated herein by reference to Exhibit 10.5 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.5

Amended and Restated Registration Rights Agreement, dated February 2, 2011, by and among the Company, GFINet, Inc., Oak Investment Partners XII, UBS Americas, Inc., Bonds MX, LLC and Robert Jones (incorporated herein by reference to Exhibit 10.4 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.6

Stockholders Agreement, dated February 2, 2011, by and among the Company, GFINet, Inc., Oak Investment Partners XII, UBS Americas, Inc., Bonds MX, LLC and Robert Jones (incorporated herein by reference to Exhibit 10.3 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on February 8, 2011) (SEC File No. 000-51076).

Exhibit 99.7

Amendment No. 1 to Stockholders Agreement, dated June 23, 2011, by and among the Company, GFINet, Inc., Oak Investment Partners XII, UBS Americas, Inc., Bonds MX, LLC, Jefferies and Robert Jones (incorporated herein by reference to Exhibit 10.4 of the Current Report of Form 8-K filed by Bonds.com Group, Inc. on June 28, 2011) (SEC File No. 000-51076).

Exhibit 99.8	Voting Agreement, dated February 2, 2011, by and among Oak Investment Partners XII, Limited Partnership, Beacon Capital Strategies, Inc., GFINet, Inc., and certain other stockholders of the Issuer.

Exhibit 99.9	Voting Agreement, dated June 2, 2011, by and among Oak Investment Partners XII, Limited Partnership, Beacon Capital Strategies, Inc., GFINet, Inc., and certain other stockholders of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2011	GFI GROUP INC.

	By:	/s/ Scott Pintoff
Name: Scott Pintoff
Title: General Counsel

Dated: July 8, 201	GFINET INC.

	By:	/s/ Scott Pintoff
Name: Scott Pintoff
Title: General Counsel

SCHEDULE I

GFI Group Inc.

Name and Position of Officer or Director	Principal Business Address		Citizenship
Michael Gooch (Chairman of the Board and Chief Executive Officer)		(1)	U.S.
Colin Heffron (President and Director)		(1)	U.S.
John Ward (Director)		(1)	U.S.
Marisa Cassoni (Director)		(1)	U.K.
Frank Fanzilli, Jr. (Director)		(1)	U.S.
Richard Magee (Director)		(1)	U.S.
James Peers (Chief Financial Officer)		(1)	U.S.
Ronald Levi (Chief Operation Officer)		(1)	U.K.
J. Christopher Giancarlo (Executive Vice President)		(1)	U.S.
Scott Pintoff (General Counsel and Corporate Secretary)		(1)	U.S.

(1) GFI Group Inc., 55 Water Street, New York, NY 10041

SCHEDULE II

GFINet Inc.

Name and Position of Officer or Director	Principal Business Address		Citizenship
Colin Heffron (President and Director)		(1)	U.S.
James Peers (Chief Financial Officer)		(1)	U.S.
Ronald Levi (Chief Operation Officer)		(1)	U.S.

(1) GFINet Inc., 55 Water Street, New York, NY 10041